UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TEXTURA CORPORATION

(Name of Subject Company (Issuer))

TULIP ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

883211104

(CUSIP Number of Class of Securities)

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$791,860,446	$79,740.35

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Textura Corporation (the “Company”), at a purchase price of $26.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 26,855,893 shares of common stock of the Company that were issued and outstanding as of May 9, 2016; (ii) 1,571,720 shares common stock of the Company potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of May 9, 2016; (iii) 814,119 shares of common stock of the Company issuable upon the settlement of outstanding restricted stock units as of May 9, 2016; and (iv) 1,214,439 shares of common stock of the Company issuable upon exercise of outstanding warrants to purchase common stock of the Company. The foregoing figures have been provided by the issuer to the offeror and are as of May 9, 2016, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,740.35	Filing Party: Tulip Acquisition Corporation, OC Acquisition LLC and Oracle Corporation

Form or Registration No.: Schedule TO	Date Filed: May 12, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on May 12, 2016 by Tulip Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Textura Corporation, a Delaware corporation (the “Company”), at a purchase price of $26.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on June 9, 2016 (such date and time, the “Expiration Time”), without being extended. The Depositary has advised that, as of the Expiration Time, 24,540,818 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 84.9% of the aggregate number of then issued and outstanding Shares. Accordingly, the Minimum Condition has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer. In addition, the Depositary has advised that, as of the Expiration Time, 2,094,372 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 7.25% of the aggregate number of then issued and outstanding Shares.”

“As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Oracle, Parent and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company. At the effective time of, and as a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than (i) Shares held by the Company as treasury stock, owned by Oracle, Parent, Purchaser or any subsidiary of the Company or (ii) Shares held by stockholders who properly exercise appraisal rights under the DGCL.”

“In addition, at the effective time of and as a result of the Merger and without any action on the part of the holders thereof, pursuant to the terms and subject to the conditions of the Merger Agreement, the unvested portion of each Company Compensatory Award that is outstanding immediately prior to the effective time of the Merger and that is then held by a person who is an employee of the Company or any of its subsidiaries immediately prior to the effective time of the Merger, will be assumed by Oracle and converted automatically at the effective time of the Merger into an option or restricted stock unit of Oracle, as the case may be, denominated in shares of common stock of Oracle and subject to terms and conditions substantially identical to those in effect at the effective time (each such assumed unvested portion of a Company Compensatory Award, an “Assumed Company Award”). The number of shares of the common stock of Oracle that will be subject to each such Assumed Company Award upon the assumption thereof at the effective time of the Merger will be determined by multiplying the number of Shares subject to such Assumed Company Award by a fraction (the “Award Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the average closing price of common stock of Oracle on the New York Stock Exchange over the five (5) trading days immediately preceding (but not including) the date on which the effective time of the Merger occurs (rounded down to the nearest whole share). If any such Assumed Company Award had an exercise or purchase price per Share as of immediately prior to the effective time of the Merger, then, at the effective time of the Merger, such Assumed Company Award will have an exercise or purchase price per share of the common stock of Oracle, and such new exercise or purchase price will be determined by dividing the prior exercise or purchase price per Share of such Assumed Company Award by the Award Exchange Ratio (rounded upwards to the nearest whole cent).”

“Further, at the effective time of the Merger, the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each Company Compensatory Award that is outstanding immediately prior to the effective time of the Merger (each such vested portion of a Company Compensatory Award, a “Cashed Out Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the effective time of the Merger, be cancelled and extinguished and, in exchange for the Cashed Out Compensatory Award, each former holder of any such Cashed Out Compensatory Award will have the right to receive an amount in cash equal to the product of (x) the aggregate number of Shares subject to such Cashed Out Compensatory Award immediately prior to the effective time of the Merger and (y) the Offer Price less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Compensatory Award Payments”). From and after the effective time of the Merger, any such Cashed Out Compensatory Award will no longer be exercisable or settleable in shares by the former holder of such Cashed Out Compensatory Award, but instead the holder will only be entitled to the payment of the Compensatory Award Payment, if any; provided that any Cashed Out Compensatory Award that has an exercise or purchase price equal to or greater than the Offer Price will be cancelled without any consideration therefor. The Compensatory Award Payments will be paid as soon as practicable following the effective time of the Merger, without interest.”

“Further, at the effective time of the Merger, the unvested portion of each Company Compensatory Award that is outstanding immediately prior to the effective time of the Merger and that is held by a person who is not an employee of the Company or any of its Subsidiaries (each such unvested portion of a Company Compensatory Award, a “Terminated Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the effective time of the Merger, be cancelled and extinguished for no consideration. From and after the effective time of the Merger, any such Terminated Compensatory Award will no longer be exercisable by the former holder thereof or settleable in Shares.”

“Following the Merger, the Shares will no longer be listed on the New York Stock Exchange.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2016

Tulip Acquisition Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President & Secretary

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

Oracle Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 12, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated May 12, 2016.*

(a)(5)(A)	Press Release issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on April 29, 2016).

(a)(5)(B)	General Presentation issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on April 29, 2016).

(a)(5)(C)	FAQ issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on April 29, 2016).

(a)(5)(D)	Customer and Partner Letter issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on April 29, 2016).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of April 28, 2016, by and among Textura Corporation, OC Acquisition LLC, Tulip Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Textura Corporation with the SEC on April 29, 2016).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Textura Corporation on May 12, 2016).

(d)(3)	Confidentiality Agreement, dated as of December 21, 2015, between Oracle Corporation and Textura Corporation (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Textura Corporation on May 12, 2016).

(d)(4)	Exclusivity Agreement, dated as of April 18, 2016, between Textura Corporation and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Textura Corporation on May 12, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously